SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For June 16, 2003




                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



               Form 20-F     X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                            No            X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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FOR IMMEDIATE RELEASE

      CNOOC's PSC Partner ConocoPhillips Found New Reserves in Bohai Bay

(Hong Kong, June 16, 2003) -CNOOC Limited (the "Company", SEHK: 883, NYSE:
CEO) today is pleased to announce that its PSC partner, Phillips China Inc, a unit of ConocoPhillips (NYSE: COP) scored two additional exploration discoveries in Bohai Bay.

Two new discoveries, PL 19-9-1 and PL13-1-1, are both located in Block 11/05 of central Bohai Bay

The successful well PL19-9-1, 2 miles east of PL19-3 oilfield, encountered 31 meters (102 feet) of net hydrocarbon pay.

Another successful well, PL13-1-1, 18 miles north of PL 19-3, penetrated about 40 meters of net pay. Additional appraisal wells are planned.

"This is yet another evidence that the PSC is delivering winning results for all parties involved, for contractors who are willing to risk capitals, for China who benefit from increased productions to fuel its growth, and for CNOOC who is targeting more visible growth," said Mr. Cao Yunshi, the General Counsel of the Company.

Under the Production Sharing Contract, the Company has the right to acquire up to a 51% working interest at no cost in any commercial discoveries in the block.

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND
Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,000 employees. The Company has become the largest offshore oil producer in Indonesia after the acquisition of Indonesian assets.


CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY
CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.


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*** *** ***


This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***


For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail:  xiaozw@cnooc.com.cn,
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Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
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         carol.chan@knprhk.com
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         maggie.chan@knprhk.com
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                         CNOOC Limited


                                         By:  /s/ Cao Yunshi
                                              -----------------------------
                                                 Name:  Cao Yunshi
                                                 Title: Company Secretary


Dated: June 16, 2003